

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 11, 2012

<u>Via E-mail</u>
Josephine Chaus
Chief Executive Officer and Chairwoman,
Bernard Chaus, Inc.
530 Seventh Avenue
New York, NY 10018

> **Re: Bernard Chaus, Inc.**
> **Schedule 13E-3**
> **Filed April 13, 2012 by Bernard Chaus, Inc. et al.**
> **File No. 005-37972**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed April 13, 2012**
> **File No. 001-09169**

Dear Ms. Chaus:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

> Sincerely,
>
> /s/ Pamela Howell
> for
>
> John Reynolds
> Assistant Director